David S. Hunt Email dh@hunt-pc.com	The Hunt Law Corp., P.C. 66 Exchange Place Salt Lake City, Utah 84111	Telephone: (801) 355-7878 Facsimile: (801) 906-6164

April 4, 2011

Mr. John Reynolds
Securities And Exchange Commission
Washington, DC 20549

Mail Stop 3561

Re:          Acquired Sales Corp.
Preliminary Revised Information Statement of Schedule 14C
Filed January 31, 2011
File No. 000-52520

Dear Mr. Reynolds:

Acquired Sales Corp. (the “Company”), through legal counsel, respectfully submits this response to your correspondence dated February 28, 2011. This response details the amendments to the Preliminary Revised Information Statement of Schedule 14C. In order to increase the efficiency of the review we have summarized amendments made in response to your comments. We are not providing a black-line version tracking changes to the documents due to the significant amendments that would obviate its usefulness.

General

1. It appears that action is to be taken with respect to the authorization or issuance of securities otherwise than for exchange for your outstanding securities. Consequently, please revise your filing to include the information required by Item 11 of Schedule 14A. See Item 1 of Schedule 14C.

In order to clarify compliance with Item11, we have added a section entitled “Authorization or Issuance of Securities Otherwise than for Exchange”. We now furnish description of securities information outlined by Item 202 of Regulation S-K. Specific for this section, we also briefly describe the underlying acquisition transaction in which the securities are to be issued and include sections entitled “Nature and Approximate Amount of Consideration to be Received by Us in Exchange for our Share Issuance to Cogility” and “Reasons for the proposed issuance and general effect on the rights of our security holders.”

2. Please revise your disclosure to provide the information required by Item 13(a) of Schedule 14A or tell us why such information is not required.

Substantially all of the information required by Item 13(a) was set out in the section entitled “Financial and Other Information” and/or contained in the accompanying financial statements. Nevertheless, both the accompanying financial statements and disclosures in this section have been enhanced. For instance, the MD&A has been improved and disclosures regarding the auditors and accountants have been added, including auditor meeting attendance statement and “changes in accountant” disclosures per Item 304. As we are a smaller reporting company, qualitative and quantitative market risk disclosures are not required.

Notice of Stockholder Action By Written Consent, page 1

3. With respect to the acquisition of Cogility, please revise to identify the parties and quantify and describe the consideration to be issued. With respect to the parties, please advise regarding the role played by Deborah Sue Ghourdjian Separate Trust.
We have enhanced paragraph 4 of the section entitled “Notice of Stockholder Action By Written Consent” to identify the parties and quantify and describe the consideration to be issued. Other than signing the agreement, the Ghourdjian Trust was not involved in any negotiations.

4. Revise to summarize the conditions to execution of the merger agreement, and identify the conditions in the body of the information statement.

The summary of conditions to execution of the merger agreement have been restated in the section entitled “Mergers, Consolidations, Acquisitions and Similar Matters.” See also our responses to Comments #25 and #26.

5. With respect to the Form 8-K filed on November 5, 2010 and the related agreement, advise us why you do not provide the agreement as a schedule to the information statement.

The “Letter of Intent Agreement Cogility Software dated November 4, 2010” previously filed in the 8-K on November 5, 2010 is now attached as a schedule to the information statement.

6. We note the statement on page F-16 that, if certain financial instruments are issued, “the terms of a definitive agreement with Acquired Sales Corp. would likely change.” Please advise us of when and how the terms may change, and advise us of when and how revised disclosure would be provided to shareholders.

This note is no longer relevant and has been deleted.

7. You state that both your board of directors and a majority of your shareholders approved an increase in your authorized shares of common stock “from par value $0.001 per share to par value $0.001 per share . . .” Please revise or advise.

The Company no longer intends to change its par value in connection with amendment of its articles of incorporation. This sentence has been deleted.

Date, Time and Place Information, page 3

8. Please update the dates in this section.

Date, Time and Place Information has been updated throughout.

Directors and Executive Officers, page 5

9. Please revise this section to include all of the information required by Item 7 of Schedule 14A. See Item 1 of Schedule 14C.

Previously incorporated by reference to our 10K dated September 30, 2010, we have included enhanced and current disclosures in the section entitled “Directors and Executive Officers” to include relevant disclosures set out by Items 103, 401, 404, 405 and 407 of Regulation SK.

10. We note the statement in Exhibit 10.1 to your Form 8-K filed November 5, 2010 that the board of directors of Cogility “prior to the closing of the Merger … will consist of Ghourdjian and Jacobs, Co-Chairmen, and Greene.” Please advise if Mr. Ghourdjian is currently a director of the registrant or if he is anticipated to be a co-Chairman of the registrant. With respect to the reference on page six that Mr. Ghourdjian is an “Intended Director,” it is unclear if he has consented to act as a director. Please revise accordingly. See Item 401 of Regulation S-K.

We have added a disclosure to the section entitled “Directors and Executive Officers” called “Board Membership of Acquired Sales and Cogility Before and After the Proposed Acquisition” to clarify the impact of the acquisition on the respective boards.

Nominees For Election As Directors, page 6

11. We note your disclosure. Please ensure that each director biography briefly discusses the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director at the time that the disclosure is made, in light of your business and structure. See Item 401(e)(1) of Regulation S-K.

Brief discussions as to the specific experience, qualifications, or skills that qualifies each of our directors to serve on our board has been added to each respective director  biography.

12. It appears that you must provide all of the information required by Rule 14c-3 under the Securities Exchange Act of 1934. Please revise or advise.

This most recent 14C filing has been preceded by an annual report to security holders and a transitional report on Form 10-K filed March 31, 2011, which collectively include, for the registrant and its subsidiaries, consolidated and audited balance sheets, and audited statements of income and cash flows for each of the two most recent fiscal years prepared in accordance with Regulation S-X as that Regulation applies to smaller reporting companies.  We believe that these reports and all other relevant disclosures in our most recent annual reports, along with those contained in the most recent 14C comply with the disclosure requirements of Rule 14c-3.

13. Please revise your filing to include all of the information required by Item 9 of Schedule 14A.

We have added a section entitled “Independent Public Accountants” which discloses information regarding our auditors consistent with disclosures in our annual reports.

Compensation of Directors and Officers, page 8

14. Please revise this section to include the information required by Item 8 of Schedule 14A. If you wish to incorporate by reference your Form 10-K for the fiscal year ended September 30, 2010, please comply with Note D to Schedule 14A.

The Compensation of Directors and Officers was previously incorporated by reference from the annual report into the information statement. We have now inserted more current and enhanced compensation language into the information statement section entitled “Compensation of Directors and Officers.”

15. In this regard, please revise page 46 to list the filings and/or filing sections that you incorporate by reference.

Due to improved and more current disclosures in our transitional report filed March 31, 2011, we have incorporated all relevant disclosures into this Information Statement and for the purposes of this Information Statement no longer incorporate disclosures by reference to prior filings.

Compensation Plans, page 8

16. Please revise this section to include all of the information required by Items 10(a)(1) and 10(b)(2) of Schedule 14A.

We have enhanced disclosures as to the option grants in connection with the Cogility acquisition, including, information relating to prices, expiration dates, consideration, market value, tax consequences and breakdowns of classes of persons receiving the options, such as executives, directors and employees.

Management’s Discussion and Analysis, page 10

17. Revise management’s discussion and analysis to provide further quantitative and qualitative disclosure that focuses on the analysis of material trends and uncertainties. Currently much of your disclosure repeats figures from the financial statements without providing qualitative disclosure that enhances a reader’s understanding of Cogility’s financial condition, changes in financial condition and results of operations. As nonexclusive examples, we refer you to the last three paragraphs on page 13 and the first full paragraph on page 14. See Instruction 1 to Item 303(a) of Regulation S-K. Your management’s discussion and analysis should give readers a view of the company through the eyes of management. See Release 33-8350.

The Management’s Discussion and Analysis has been enhanced in response to comment Nos. 17 through 19.

18. You state in the first full paragraph on page 12 that billings on contracts were collected but that you “did not generate cash.” Please revise to clarify.

The Management’s Discussion and Analysis has been enhanced in response to comment Nos. 17 through 19.

19. Please revise page 12 and where appropriate to clarify the nature of the government and non-government contracts that generated the revenues you quantify. Also, it is unclear if one or a few contracts were responsible for a substantial portion of revenues recorded in one or another fiscal period. Please advise or revise.

The Management’s Discussion and Analysis has been enhanced in response to comment Nos. 17 through 19.

Liquidity and Capital Resources, page 11

20. Please revise your disclosures for each period presented to include an analysis of the components of operating cash flows that explains the significant period-to-period variations in working capital line items (e.g. provide an explanation of the significant change in your receivables, billings in excess of costs, accounts payable, etc.) and how those variations affect your ability to meet current obligations. Your analysis of cash flows should not merely recite information presented in the consolidated statement of cash flows. Please refer to Section IV of SEC Release No. 33-8350.

The “Liquidity and Capital Resources” disclosures have been enhanced per Comment No. 20.

21. In connection with the comment above, we note your statement “…without an infusion of cash it is unlikely that the Company will be able to continue as a going concern.” This appears to be an issue that needs to be addressed in your liquidity discussion. Please disclose the course of action that you have taken or propose to take to remedy this issue as required by Item 303 (A) (1) of Regulation S-K.

Since our most recent 14C filing we have received an infusion of capital which greatly affected this disclosure. We believe that our current disclosure is sufficient in light of both your Comment No. 21 and our present cash condition.

Results of Operations, page 13

22. In an effort to enhance your disclosure surrounding the year-to-year (and interim) comparisons of revenue and cost of sales, please provide other information that would supplement an investor’s understanding of your business. For example, your discussion of the changes in sales of software and services should be further supplemented with a discussion of key performance indicators that management utilizes to assess operations. Please revise or advise.

The “Results of Operations” disclosures have been enhanced per Comment No. 22.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information, page F-7

23. We reviewed your pro forma adjustments and it is not clear how adjustment D is appropriate. Pro forma adjustments shall give effect to events that are directly attributable to the transaction, factually supportable, and expected to have a continuing impact. Accordingly, please revise to remove the adjustment from the face of the pro forma financial statements. If you continue to believe your adjustment is appropriate, please provide us with a detailed explanation supporting you conclusion and justify how the adjustment is directly attributable to the transaction, factually supportable, and expected to have a continuing impact.

We continue to make adjustment D as modified in the pro forma financial information. Regulation S-X, Rule 11-02 -- Preparation Requirements, subsection 6, requires that pro forma statements include adjustments which give effect to events that are directly attributable to the transaction and factually supportable regardless of whether they have a continuing impact or are nonrecurring. In the present case, as described in the head note to the pro forma financial information, Acquired Sales was obligated under the agreement with Cogility to obtain financing and provide the proceeds to Cogility. The amount of financing required to complete Acquired Sales’ obligation under the agreement was fulfilled and the amounts obtained are documented in Note D. Since the agreement required the financing be obtained in order to close the acquisition of Cogility, we believe the financing is directly attributable to the transaction and should be disclosed as an adjustment to the pro forma financial information.

24. Please revise to provide the historical and pro forma per share data for Acquired Sales and the historical and equivalent pro forma share data of Cogility Software Corporation. Please refer to Item 14(b)(10) of Schedule 14A.

The Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information have been revised to provide the historical and pro forma per share data for Acquired Sales and the historical and equivalent pro forma share data of Cogility Software Corporation in the section entitled “pro forma loss per share”.

Mergers, Consolidations, Acquisitions and Similar Matters., page 19

25. Please revise this section to include all of the information required by Items 14(b)(1) through 14(b)(7) of Schedule 14A.

We have reconfigured and enhanced our disclosures in the section entitled “Mergers, Consolidations, Acquisitions and Similar Matters” in accordance with Item 14(b)(1) through (7) and Regulation M-A.

26. We note your disclosure on page 11 and elsewhere in your Form 10-K filed on December 20, 2010. Please revise this section to include all of the information required by Item 14 of Form S-4 for Acquired Sales. See Item 14(c)(1) of Schedule 14A.

In addition to enhanced disclosures throughout this revised information statement with regards to Cogility, we have moved or specifically enumerated several of the items required by Item 14 of Form S-4 under the section entitled “Mergers, Consolidations, Acquisitions and Similar Matters”.

27. Also, we note that you omit some information with respect to Cogility. As non-exclusive examples, it is unclear if you address Item 101(h)(4)(vi)-(xi) or Item 102 of Regulation SK.

Pursuant to Item 101(h)(4)(vi)-(xi) we have enhanced and enumerated as to Cogility, the following:

•	Dependence on one or a few major customers;

•	Patents, trademarks, licenses, etc.;

•	Need for/status of any government approval of principal products or services;

•	Effect of existing or probable governmental regulations on the business;

•	R&D expenditures;

•	Costs and effects of compliance with environmental laws.

Cogility Software Corporation, page 20

28. We note the statement on page 36 that your technology is “difficult to understand.” Consider providing a brief introduction that presents Cogility’s products and services in plain terms understandable to the average investor.

A brief description of Cogilty’s products and services has been added to the section entitled “Mergers, Consolidations, Acquisitions and Similar Matters” under the subsection “The Cogility Software Business”.

29. To the extent material, revise page 27 to identify the “larger consulting organizations” and “larger consulting and technology organizations” with which you have agreements or arrangements. Please advise with respect to whether any such agreements would be required to be filed pursuant to Item 601(b)(10).

We now state in the subsection entitled “Consulting Support” that

“On some projects Cogility has chosen to enter into contracting arrangements with larger consulting and technology organizations that already have prime contracts with certain agencies within the U.S. defense and intelligence communities, such as the U.S. Army Research Laboratories and the Johns Hopkins Applied Physics Laboratory. These relationships allow Cogility to meet customer needs while retaining a focus on solid proven products and frameworks that provide leverage, and allow addressing unprecedented systems needs.”

As for Item 601(b)(10), these agreements are presently not deemed material. To the extent that the agreements become material in the future, we plan to file a Confidential Treatment Request because of the sensitive nature of much of the information which could trigger disclosure requirements in the future, particularly the military related contract.  We would further expect to request confidentiality in connection with the Freedom of Information Act and to file a separate letter with the Office of Freedom of Information and Privacy Act.

Risk Factors, page 29

30. Please revise the second risk factor on page 34 to disclose the approximate number of hours per week that your executive officers commit to you.

We have revised the relevant risk factor to disclose the approximate number of hours per week that our executive officers commit to us at 20-40.

31. Please revise the second risk factor on page 35 to address the costs associated with the regulations identified in the last risk factor on page 43. We note in this regard your disclosure on page 43 that you do not employ a chief financial officer.

We have revised the relevant risk factor to disclose that:

“…in order to have appropriate internal financial controls and accurate financial reporting, and otherwise to comply with the requirements of the Sarbanes-Oxley Act.  While we cannot state with certainty what all of these costs will be, we believe that our management expenses, legal and accounting fees, and other costs associated with being a publicly traded company, will increase by at least $250,000 per year.”

32. Please revise the last risk factor on page 43 to disclose when you will be subject to the internal controls and disclosure controls and procedures requirements you reference.

We have revised the relevant risk factor to disclose that:

“In the event that we acquired Cogility, we will be subject together to these internal control procedures and must include an assessment of Cogility’s internal control no later than one year from the acquisition date.”

Interest of Certain Persons in or in Opposition to Matters to be Acted Upon, page 44

33. We note your disclosure on page 19 regarding “options to purchase an aggregate of 630,000 shares of Acquired Sales Stock.” We also note that your board has approved an option plan for your officers, directors, and employees. Please revise this section to provide all of the information required by Item 3(a) of Schedule 14C.

We have enhanced disclosure of the information required by Item 3(a) of Schedule 14C in the table and footnotes on pages 59 and 60.

Delivery of Documents to Security Holders Sharing an Address, page 45

34. Please revise to provide the undertaking specified in Item 5(b) of Schedule 14C.

We have revised the section entitled “Delivery Of Documents To Security Holders Sharing An Address” related to the undertaking specified in Item 5(b) of Schedule 14C.

35. Please revise to provide your phone number. See Item 5(c) of Schedule 14C.

We have revised the section entitled “Delivery Of Documents To Security Holders Sharing An Address” to restate the address of the company in order to more clearly comply with the undertaking specified in Item 5(c) of Schedule 14C.

Forward-Looking Statements, page 46

36. We note your disclosure on page 30 regarding your possible status as a penny stock issuer. As a penny stock issuer, you are not eligible to rely on the safe harbor for forward-
looking statements. Refer to Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(c) of the Exchange Act. Please revise to delete the first sentence of this section.

We have deleted the first sentence of the disclosure referring to Section 27A.

Thank you for your attention to our filing. We will endeavor to promptly address any other questions or concerns. In responding to your comments, the company acknowledges that: the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully,
THE HUNT LAW CORP., P.C.

David S. Hunt
Attorney for Acquired Sales Corp.